[redacted]

13025456

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
400

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Atlantic Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Waterfront Place, Suite 510
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph F. Banco 412-391-7077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800, Pittsburgh PA 15237
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Atlantic Capital Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Stacey Madison, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Feb. 7, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Lally & Co.
CPAs and Business Advisors

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Mid Atlantic Capital Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying consolidated statement of financial condition of **Mid Atlantic Capital Corporation and Subsidiary** (the "Company"), a wholly owned subsidiary of Mid Atlantic Capital Group, Inc., as of December 31, 2012, and the related notes to the consolidated financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of **Mid Atlantic Capital Corporation and Subsidiary** as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Vavrey & Co., LLC

February 14, 2013

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and Cash Equivalents	$ 763,386
Cash Segregated Under Federal and Other Regulations	4,130,077
Securities Owned - At Fair Value	4,393,193
Accounts Receivable	706,124
Receivable From Customers	24,419
Receivable From Mutual Fund Companies and Clearing Organizations	3,859,420
Deposits with Clearing Organizations	520,000
Prepaid and Other Assets	363,029
Total Assets	$ 14,759,648

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to Customers	$ 3,847,352
Margin Liability Payable to Clearing Organization	2,022,139
Trading Deposits	1,500,000
Mutual Fund Rebates Payable	2,819,000
Securities Sold, Not Yet Purchased	20,700
Accounts Payable, Accrued Expenses, and Other Liabilities	1,432,271
Payable to Parent Company	66,479
Total Liabilities	11,707,941
Stockholder's Equity	
Common Stock; $1 Par Value; 10,000 Shares Authorized; 750 Shares Issued and Outstanding	750
Additional Paid-In Capital	1,181,405
Retained Earnings	1,869,552
Total Stockholder's Equity	3,051,707
Total Liabilities and Stockholder's Equity	$ 14,759,648

The accompanying notes are an integral part of this financial statement.

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

1 - ORGANIZATION

The consolidated statement of financial condition of Mid Atlantic Capital Corporation and Subsidiary includes the accounts and balances of Mid Atlantic Capital Corporation and its wholly owned subsidiary, LPA Insurance Agency, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

Mid Atlantic Capital Corporation was incorporated under the laws of the Commonwealth of Pennsylvania in December 1981. The company is a wholly owned subsidiary of Mid Atlantic Capital Group, Inc. (the "Parent"), a Delaware corporation. The company is a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The company has a nationwide customer base that includes institutional, corporate, and individual investors.

LPA Insurance Agency, Inc. was incorporated under the laws of the State of California in July 1998. The company provides insurance and investment related products and services principally to individuals.

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The consolidated statement of financial condition of the Company is prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Estimates Used

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual balances could differ from those estimates.

Securities Transactions and Commissions

The Company utilizes National Financial Services, LLC of FMR Corp. ("NFS"), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company also utilizes National Securities Clearing Corporation for the execution and clearance of mutual fund transactions. As such, the Company operates under the full provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company is required to maintain certain deposits with its clearing organizations, which are presented as "Deposits with Clearing Organizations" in the accompanying consolidated statement of financial condition.

Customer securities transactions are recorded on the settlement date basis, generally the third business day following the trade date.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions (banks) and it's clearing organizations. Those organizations are located in Pennsylvania (financial institutions) and Massachusetts (clearing organizations). Accounts at the financial institutions are insured by the Federal Deposit Insurance Corporation. The cash accounts at the clearing broker are insured by the Securities Investor Protection Corporation ("SIPC"). NFS maintains insurance coverage in excess of the SIPC coverage. At times, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

Securities Owned

Securities owned are held in proprietary accounts with the Company's clearing organizations. The proprietary accounts at the clearing organizations are insured by the SIPC up to $500,000.

Securities and securities sold short are recorded at fair value in accordance with the FASB ASC topic on Fair Value Measurements and Disclosures. Purchases and sales of securities are recorded on a settlement date basis.

Accounts Receivable

The Company provides an allowance for doubtful accounts. At December 31, 2012, in the opinion of management, all bad debts have been written off and no allowance was deemed necessary.

Margin Liability

In the normal course of business, the Company may borrow money from its clearing organization to purchase securities in its proprietary accounts. The borrowings are secured by the securities and bear interest at the short-term borrowing rate of the clearing organization.

Trading Deposits

The Company may require deposits from registered representatives who execute proprietary trades for the Company on margin.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary of its Parent (QSub) for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an S corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholder.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company follows the guidance of the FASB ASC topic on Income Taxes. No amounts have been recognized within the consolidated financial statement for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to its tax positions within the next twelve months. In general, the Company's tax positions for open tax years remain subject to examination by the tax authorities in the jurisdictions in which the Company operates.

Subsequent Events Evaluation

The accompanying consolidated statement of financial condition includes an evaluation of events or transactions that have occurred after December 31, 2012 and through February 14, 2013, the date the consolidated financial statement was issued.

3 - FAIR VALUE MEASUREMENTS

FASB ASC topic on Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs other than quoted prices included within Level 1that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2012, the Company's financial assets and liabilities consisted of cash segregated under federal and other regulations and trading securities, the fair value of which is valued at quoted market prices. There have been no changes in the valuation methodologies used at December 31, 2012.

3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets				
Cash segregated under federal and other regulations	$ 4,130,077	$ -	$ -	$ 4,130,077
Securities Owned				
Federal, State, and Municipal Obligations	4,379,620	-	-	4,379,620
Corporate Stocks and Obligations	13,573	-	-	13,573
	$ 8,523,270	$ -	$ -	$ 8,523,270
Liabilities				
Securities Sold, Not Yet Purchased				
Federal, State, and Municipal Obligations	$ 17,887	$ -	$ -	$ 17,887
Corporate Stocks and Obligations	2,813	-	-	2,813
	$ 20,700	$ -	$ -	$ 20,700

The clearing and depository operations of the Company's securities transactions are provided by NFS. At December 31, 2012, all securities owned, as reflected in the accompanying consolidated statement of financial condition, are positions with this broker.

The Company's proprietary securities transactions are recorded on a settlement date basis. All unsettled trades on December 31, 2012, were closed subsequent to December 31, 2012.

4 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $4,130,077 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

5 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash transactions. The receivables are collateralized by the underlying securities.

6 - RECEIVABLE FROM AND PAYABLE TO MUTUAL FUND COMPANIES AND CLEARING ORGANIZATIONS

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through NFS. The Company can also clear certain of its customer mutual fund transactions directly with the sponsoring mutual fund company.

At December 31, 2012, the net amount receivable from NFS and mutual fund companies consisted of the following:

Net Receivable from NFS:	
Proprietary Trading and Commissions Receivable	$ 1,222,949
Clearing and Execution Charges Payable	(182,529)
	1,040,420
Net Fees and Commissions Due from Mutual Fund Companies	2,819,000
	$ 3,859,420

7 - MARGIN LIABILITY PAYABLE TO CLEARING ORGANIZATION

As of December 31, 2012, the Company has a margin liability payable to NFS in the amount of approximately $2.02 million which is collateralized by approximately $4.3 million of securities owned by the Company.

8 - BORROWED FUNDS

The Company had bank commitments of $2.5 million at December 31, 2012 on a revolving line of credit. The line of credit is guaranteed by the Parent company. The agreement contains provisions for interest at LIBOR plus 1.75% (2.46% at December 31, 2012). The line of credit agreement is subject to periodic renewal and is due to expire in December 2013. There was no outstanding balance on the revolving line of credit at December 31, 2012.

9 - RELATED PARTY TRANSACTIONS

Overhead and Other Costs

A significant portion of the Company's general and administrative expenses consist of overhead cost allocations from its Parent. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. The Parent incurs the majority of payroll and related taxes, rents, office, and other expenses on its own behalf and on behalf of its various subsidiaries (the "Group"). These overhead costs are shared by the subsidiaries based on an allocation of Group compensation among the Parent and its subsidiaries or by other cost allocation methods.

On occasion, the Company receives from and/or advances funds to its Parent. The outstanding advances do not bear interest and do not have a fixed repayment term. At December 31, 2012, the Company had a payable to its Parent in the approximate amount of $66,500.

9 - RELATED PARTY TRANSACTIONS (CONTINUED)

Commissions and Fee Revenues

The Company provides services for a related party (a company under common ownership) for a fee. Approximately $326,100 was receivable at December 31, 2012. The receivable is included under the caption "Prepaid and Other Assets" in the accompanying consolidated statement of financial condition.

10 - CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of the Company's wholly owned subsidiary, LPA Insurance Agency, Inc.

Total Assets	$ 79,387
Stockholder's Deficit	$ 9,853

Principally all of the stockholder's deficit of the subsidiary is included as a reduction of capital in the consolidated computation of the Company's net capital, because the net assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

11 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2012, the Company's net capital under the uniform net capital rule was approximately $2.2 million, which exceeded the minimum capital requirements by approximately $1.7 million. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012, was 2.99 to 1.

12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

The Company monitors required margin levels daily, and pursuant to such guidelines, may require the customer to deposit additional collateral or to reduce positions when necessary. All unsettled trades at December 31, 2012 were closed subsequent to December 31, 2012, with no loss to the Company.

The Company's customers are located throughout the United States; accordingly, they are subject to the economic environment throughout the country.

13 - COMMITMENTS AND CONTINGENCIES

The Company is named as a defendant in litigation. The matters are subject to many uncertainties, and the outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, with respect to these matters as of December 31, 2012. The Company believes the matters are without merit and intends to vigorously defend its positions.